                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 14)*


                             WESTPOINT STEVENS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    919610 5
                                    919630 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Holcombe T. Green, Jr., HTG Corp.,
  3475 Piedmont Road, N.E., Suite 1600, Atlanta, Georgia 30305 (404) 261-1187
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 9, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 8 Pages)

CUSIP NO. 919610 5, 919630 3                                  PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         WPS Investors, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (a) [X]  (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         NA
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
-------------------------------------------------------------------------------
  NUMBER OF        7        SOLE VOTING POWER
   SHARES                   0
BENEFICIALLY      -------------------------------------------------------------
  OWNED BY         8        SHARED VOTING POWER
    EACH                    3,096,662
  REPORTING       -------------------------------------------------------------
   PERSON          9        SOLE DISPOSITIVE POWER
    WITH                    0
                  -------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                            3,096,662
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,096,662
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.24%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
-------------------------------------------------------------------------------

CUSIP NO. 919610 5, 919630 3                                  PAGE 3 OF 8 PAGES

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         HTG Corp.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (a) [X]  (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
-------------------------------------------------------------------------------
  NUMBER OF        7        SOLE VOTING POWER
   SHARES                   0
BENEFICIALLY      -------------------------------------------------------------
  OWNED BY         8        SHARED VOTING POWER
    EACH                    3,096,662
  REPORTING       -------------------------------------------------------------
   PERSON          9        SOLE DISPOSITIVE POWER
    WITH                    0
                  -------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                            3,096,662
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,096,662
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.24%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
-------------------------------------------------------------------------------

CUSIP NO. 919610 5, 919630 3                                  PAGE 4 OF 8 PAGES

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Holcomb T. Green, Jr.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (a) [X]  (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
  NUMBER OF        7        SOLE VOTING POWER
   SHARES                   1,375,683
BENEFICIALLY      -------------------------------------------------------------
  OWNED BY         8        SHARED VOTING POWER
    EACH                    3,096,662
  REPORTING       -------------------------------------------------------------
   PERSON          9        SOLE DISPOSITIVE POWER
    WITH                    1,375,683
                  -------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                            3,096,662
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,472,345
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.01%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
-------------------------------------------------------------------------------

                                AMENDMENT NO. 14
                                TO SCHEDULE 13D

         This Amendment No. 14 amends the indicated items of the statement on
Schedule 13D, as amended, relating to the Common Stock, $.01 par value ("Shares"), of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P. ("WPS"), a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the President and sole director and shareholder of HTG Corp., as indicated below.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) is hereby restated as follows:

         The Shares deemed to be beneficially owned by WPS exclude any Shares owned by any of the limited partners of WPS, with respect to which Shares WPS has neither voting nor dispositive power and as to which WPS disclaims beneficial ownership. HTG Corp., as the general partner of WPS, may be deemed to be the beneficial owner of all Shares beneficially owned by WPS, which constitute an aggregate of 3,096,662 Shares, or approximately 6.24% of the Shares outstanding on May 3, 2002. In addition, Mr. Green, as sole director and shareholder and President of HTG Corp., may be deemed beneficial owner of the 3,096,662 Shares beneficially owned by HTG Corp., as well as 385,683 Shares he owns directly and 990,000 Shares subject to presently exercisable options. As a result, Mr. Green may be deemed to be the beneficial owner of all of the foregoing Shares, constituting an aggregate of 4,472,345 Shares, or approximately 9.01% of the Shares outstanding as of May 3, 2002.

         Item 5(b) is hereby restated as follows:

         WPS has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 3,096,662 Shares owned directly by WPS. Since HTG Corp. is the general partner of WPS, HTG Corp. is deemed to have shared voting and dispositive power with respect to the 3,096,662 Shares owned by WPS. As the President of HTG Corp., Mr. Green is deemed to have shared voting and dispositive power with respect to all 3,096,662 Shares as to which HTG Corp. has beneficial ownership, and sole voting and dispositive power with respect to 385,683 Shares he owns directly and 990,000 Shares subject to presently exercisable options, or an aggregate of 1,375,683 Shares.

         Item 5(c) is hereby amended by adding the following:

         On May 8, 2002, 9,200 Shares beneficially owned by Green & Company, L.P., a limited partnership of which HTG Corp. is a general partner, were sold for consideration of $5.00 per Share, and on May 17, 2002, 300,000 Shares beneficially owned by Green & Company, L.P. were sold for consideration of $4.99 per Share. The 15,800 Shares sold on May 7, 2002 were sold by Green & Company, L.P. rather than Mr. Green. On May 8, 2002, 58,500 Shares beneficially owned by Green Capital IV, L.P., a limited partnership of which HTG Corp. is a general partner, were sold for consideration of $5.00 per Share, and on May 9, 2002, 416,833 Shares beneficially owned by Green Capital IV, L.P. were sold for consideration of $5.00 per Share. On May 9, 2002, 965,467 Shares beneficially owned by Mr. Green were sold for consideration of $5.00 per Share. All of the foregoing Shares were sold by Bank of America,

N.A., as pledgee under pledge agreements with Bank of America, N.A. The sales were effected in open market transactions.

         As of May 18, 2002, after closing of the transactions described above, Green & Company, L.P. and Green Capital IV, L.P. each beneficially owned no Shares.

         Item 5(d) is hereby restated as follows:

         Pursuant to the pledge agreements referred to in Item 5(c) above, Bank of America, N.A. has the right to receive or the power to direct the receipt of proceeds from the sale of certain Shares beneficially owned by Mr. Green, Green Capital IV, L.P. and Green & Company L.P. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from sales of, the Shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1         Joint Acquisition Statement pursuant to Rule 13d-1(k).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 2002


                                             /s/  HOLCOMBE T. GREEN, JR.
                                             ----------------------------------
                                             Holcombe T. Green, Jr.,
                                             signing in the capacities and on
                                             behalf of each of the persons
                                             listed in Exhibit I hereto.

                                 EXHIBIT INDEX


Exhibit           Description
-------           -----------

1                 Joint Acquisition Statement.